EXHIBIT 99.1

Industrial Technical Holdings Corporation (BVI) (“ITHC”) announced today its plans to expand operations into the Czech Republic.

On May 26, 2020, ITHC signed a Letter of Intent to enter into a joint venture with IFDC Group A.S. of the Czech Republic (“IFDC”). The two companies intend to pool their resources to form a new company and factory, located in the Czech Republic, to produce and assemble machine parts and equipment for sale and distribution in the German and Eastern European markets.

In preparation of the company’s new Czech Republic operations, ITHC has agreed to change its main mailing address to facilities located in Lukov, Czech Republic.

Disclosure and Forward-Looking Statements

This communication contains forward-looking statements reflecting our current expectations, which actual outcomes involve risks and uncertainties. Forward looking statements can often be identified by words such as “plans,” “intend,” “predicts,” “will,” “can,” and similar expressions and include, but are not limited to, statements regarding the formation of a new company and factory in the Czech Republic. Forward-looking statements are not a guarantee of future results and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied in such statements. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements.